[redacted]

OA 04016316

S03/17/04

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SEC FILE NUMBER
8-52493

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 138

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Alfonso Napoles Gandara 50-20 Piso
(No. and Street)

Col. Pena Blanca Santa Fe (City) Mexico D.F. (State) 01210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Javier Guerra 305-533-1541
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, Javier Guerra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

NOTARY PUBLIC - STATE OF FLORIDA
Yailing Collazo
Commission # DD198480
Expires March 31, 2007
Aaron Notary
1-800-350-5161

(Signature)

Managing Director
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition. (Cash Flows)
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 17, 2004

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS, including $205,414 deposited with foreign brokers (Note 5)	$	1,354,797
SECURITIES OWNED, AT MARKET (NOTE 5)		3,908,650
RECEIVABLE FROM CLEARING BROKERS (NOTE 5)		124,869
RECEIVABLE FROM OTHER BROKERS		43,415
DEPOSITS AT CLEARING BROKERS (NOTE 5)		230,523
OTHER RECEIVABLES		190,841
DUE FROM RELATED PARTY (NOTE 6)		1,975,192
PROPERTY AND EQUIPMENT		1,812
OTHER ASSETS		91,742
		7,921,841

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	776,072
Accounts payable and accrued liabilities		460,040
Total liabilities		1,236,112
MEMBER'S EQUITY (NOTE 4)		6,685,729
	$	7,921,841

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being a Scottish limited partnership (Parent). The Company's membership in the National Association of Securities Dealers, Inc. became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The broker-dealer acts in an agency capacity for its customers located within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADR's and foreign debt securities for its own accounts on a riskless principal basis and also participated in raising money for various off-shore funds and earned fund distribution fees. The Company's trading operations are in Mexico City.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, arbitrage services, fund distribution services, clearing costs and commission expenses, are reported on a trade date basis. Securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the Company's management. The resulting difference between cost and market for all securities is included in operating results. Additionally, in connection with the ADR and local equity security conversions for customers, the Company incurred $781,606 of interest expense for the year ended December 31, 2003.

Cash Concentration and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside the United States of America. The Company considers cash held at brokers to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon an estimated useful life of five years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's Parent.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133 (the "Statement"), "Accounting for Derivative Instruments and Hedging Activities", as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments (See Note 5).

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2003, the Company's "Net Capital" was $3,139,681, which exceeded requirements by $3,039,681, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.15 to 1.

NOTE 3. MANAGEMENT AGREEMENT

The Company has a management agreement with an entity in Mexico City, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facility in Mexico City as well as staffing, in consideration of management fees.

NOTE 4. MEMBER'S EQUITY

The Company received equity contributions of $3,538,850, during the year ended December 31, 2003, of which $500,000 was receivable at December 31, 2002. Additionally, the Company paid distributions of $4,133,806 to its Parent during the year ended December 31, 2003.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing whose principal office is in New Jersey and another brokerage firm located in Chicago, Illinois. At December 31, 2003, clearing deposits, $200,000 of cash and cash equivalents, and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from these brokers.

Amounts receivable from clearing broker represents cash balances and amounts owed the Company for unsettled transactions.

NOTE 5. RISK CONCENTRATIONS (Continued)

Securities Owned and Securities Sold, but not yet Purchased

At December 31, 2003, securities owned consisted of ADR's of $3,676,450 in custody with Pershing and a Brazilian government bond of $232,200 in custody with a Brazilian brokerage. Securities sold, but not yet purchased, at market consisted of ADR's of $776,072. Subsequent market fluctuations may require the Company to purchase these securities sold, but not yet purchased at prices which differ from the carrying values in the accompanying financial statements.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The open trade equity in futures positions at December 31, 2003 is immaterial to the financial statements

As of December 31, 2003, the contractual amounts of foreign exchange futures contracts used for trading purposes were as follows:

Currency	Contracts	Maturity
British Pounds	35	March 2004
Euros	30	March 2004
Swiss Francs	35	March 2004
U.S. Dollars [1]	170	February 2004

[1] Contracts maintained with Brazilian brokerage firm

NOTE 5. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. DUE FROM RELATED PARTY

Due from related party represents amounts advanced to the Parent, totaling $1,975,192. The Company intends to distribute this non-interest bearing balance to the Parent in March of 2004.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com